File Number 82-4774






SEC MAIL PROCESSING
RECEIVED
AUG - 4 2003
WASH. D.C. 188 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
USA

22nd July 2003

Information Furnished pursuant to Rule 12 g 3-2 under the Securities Exchange Act of 1934

Dear Sirs,

In order to comply with the established procedures, we are enclosing the information that has recently been made public by Aldeasa, S.A. ("the company") pursuant to Spanish Law (File number 82-4774).

We hope the information we are sending it is as required, but in case you need further details please contact,

Mr. Eugenio Andrades Yunta
Head of Corporate Development
& Investor Relations
Ayala, 42
28001-Madrid
Tl: nº: 34.91.436.70.59
Fax nº: 34. 91.435.52.00

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours faithfully

Miguel Calvillo Urabayen
Manging Director &
Secretary of the Board


Aldeasa

1.- NOTICE OF GENERAL SHAREHOLDERS MEETING:

Notification filed with CNMV on 27 May 2003. The notice was published in the newspaper "Expansión" on 29 May 2003 and "BORME" on the same date.

a) Date of the meeting: 19 June 2003 at 13,00 p.m. at Edificio Mapfre, Auditorio, Portal B, 2nd floor, General Perón nº 40, Madrid, at first call, and on 20 June 2002 al the same time and place, at second call.

b) Agenda for the meeting, among others:

(i) Approval of the Annual Accounts and Directors Report with respect of the company and the dependent companies for 2002 together with the proposal for the application of profits, and a payment of an extraordinary dividend of 0,13 euros gross per share.

(ii) Approval of the activities carried out by the Board of Directors on 2002.

(iii) Designation and, if the case, ratification of Directors.

(iv) Modification of the Corporate Statutes: article 2º (corporate purpose); article 3º (corporate domicile); article 6º (corporate capital); article 7º (Shareholders´s rights); article 14º (corporate organs); article 15º (General Meeting of shareholders); article 16º (faculties of the General Meeting of shareholders); article 17º (Shareholders´s rights of attendance and voting at General Meetings); article 18º (call, constitution and celebration of the General Meetings); article 19º (Board of Directors); article 21º (call, constitution and celebration of the meetings of the Board of Directors); article 22º (faculties of the Board of Directors; Executive Committee); article 23º (faculties of the President of the Board of Directors); article 24º (economical year); article 25º (Annual Accounts); article 26º (remuneration of the Directors); article 27º (audit of Annual Accounts) y article 28º (approval of the Annual Accounts and assignation of results), and inclusion of a new article 22, bis) -Audit Committee)

(v) Approval of the Regulation of matters related to the General Meeting of Shareholders.

(vi) Renewal of the authorization in favor of the Board of Directors to approve capital increase.

(vii) Renewal of the authorization in favor of the Board of Directors for acquisition of own shares.



(viii) Derogation of the Stock Option Plan in favor of managing personnel and other employees of the Company approved by General Meeting held 17th june 2001.

(ix) Designation of Auditor for the Annual accounts (individual and consolidated accounts).

2.- 2002 ANNUAL REPORT:

- Notification filed with CNMV on 24 February 2003. Advance of Annual Results corresponding to end 2002 year.

- Notification filed with CNMV on 27 May 2003. The Annual Report contains the audited Annual Accounts and the Director´s Report in respect of the Company and its dependent companies for economical year 2002 together with the proposal for the application of profits.

The 2002 Annual Report contains the following documentation:

- Annual Accounts. These Accounts contain Balance sheet, Profit & Loss account and the notes referred to the account, commenting on the Balance sheet and Profit & Loss account.

- Director´s report on the development of the business and the position of the Company.

3.- QUARTERLY REPORT

- Notification filed with CNMV on 13 May 2003. Presentation of 1st quarter results corresponding to 2003 year.

4. PAYMENT OF DIVIDEND:

- Notification filed with CNMV on 28 April 2003. The payment of dividend was done on 20 may 2003 to the shareholders, amounting to 0,30 euros gross per share (0,255 euros net)

- Notifications filed with CNMV on 23 and 26 June 2003. The payment of an extraordinary dividend (approved by the General Meeting of


Aldeasa

Shareholders held on 20 June 2003) was done on 15 July 2003 to the shareholders, amounting to 0,13 euros gross per share.

5.- RELEVANT EVENTS

- Notification filed with CNMV on 9 July 2003. The Board of Directors held on 21 May 2003 approved the Regulation of matters related to the Board of Directors and to the Securities Markets.

6.- RESOLUTIONS RELATING TO THE APPOINTMENT OF MEMBERS OF THE BOARD OF DIRECTORS:

- Notification filed with CNMV on 22 May 2003. The Board of Directors held on May 2003 approved to design Mr. Pío Cabanillas Alonso as Director.

- Notification filed with CNMV on 23 June 2003. The General Meeting of Shareholders held on 20 June 2003 approved to ratify Mr. Pío Cabanillas Alonso as Director, for a period of five years, and to design Mr. Tomás Pascual Gómez-Cuétara and "Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L.", by mean of its legal representative, Mr. Gregorio González-Irún Sánchez, as Directors, for the same duration.

Aldeasa


COMISION NACIONAL DEL
MERCADO DE VALORES
24 FEB. 2003
REGISTRO DE ENTRADA
Nº 2003 019429

Eugenio Andrades
Director de Estrategia y Planificación

Sr.D. Antonio Mas
Director de Mercados Secundarios
Dirección General de Mercados e Inversores
C.N.M.V.
Pº de la Castellana, 15-19
28046 Madrid

Madrid, 24 de Febrero de 2003

Muy Sr. mío:

Adjunto le remitimos Avance de resultados anuales correspondientes al año 2002 de Aldeasa, S.A. que han sido previamente adelantados por fax.

Asimismo le informamos que vía e-mail le hacemos llegar la siguiente documentación:

- Boletín de Accionistas
- Presentación de resultados
- Nota de prensa enviada a los medios de comunicación

Con este motivo, aprovecho para saludarle muy cordialmente,

Eugenio Andrades

Ayala, 42. 28001 Madrid. España / Tel.: (+34) 91 436 70 59. Fax: (+34) 91 435 52 00. E-mail: eugenio_andrades@aldeasa.es

Aldeasa

Miguel Calvillo Urabayen
Consejero Director General

Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid


COMISION NACIONAL DEL
MERCADO DE VALORES
29 ABR. 2003
REGISTRO DE ENTRADA
Nº 2003 039053

Att. Sr. D. Antonio Mas
Director Area de Mercado

Madrid, 28 de abril de 2003

Muy señor mío:

El Consejo de Administración de Aldeasa, S.A. acordó, por unanimidad, en su reunión de 23 de abril de 2003, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2002, la cantidad bruta de 0,30 € por acción, de las que, deducido el 15% como retención a cuenta de la imposición sobre rendimientos del capital mobiliario, 0,045 €, quedará un líquido de 0,255 € por acción.

La citada cantidad se hará efectiva a partir del día 20 de mayo de 2003, de acuerdo con las normas de funcionamiento del Servicio de Compensación y Liquidación de Valores, S.A., a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Art. 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen

Aldeasa

Eugenio Andrades
Director de Estrategia y Planificación

Sr.D. Antonio Mas
Director de Mercados Secundarios
Dirección General de Mercados e Inversores
C.N.M.V.
Pº de la Castellana, 15-19
28046 Madrid

Madrid, 13 de Mayo de 2003

Muy Sr. mío:

Adjunto le remitimos avance de resultados de Aldeasa, S.A. correspondientes al primer trimestre del año 2003, que han sido previamente adelantados por fax.

Asimismo le informamos que vía e-mail le hacemos llegar la siguiente documentación:

- Boletín de Accionistas
- Presentación de resultados
- Nota de prensa enviada a los medios de comunicación

Con este motivo, aprovecho para saludarle muy cordialmente,


COMISION NACIONAL DEL
MERCADO DE VALORES
13 MAYO 2003
REGISTRO DE ENTRADA
Nº 2003

Eugenio Andrades

Aldeasa

Miguel Calvilló Urabayen
Consejero Director General


COMISION NACIONAL DEL
MERCADO DE VALORES
22 MAYO 2003
REGISTRO DE ENTRADA
Nº 2003 56807

Sr. D. Antonio Mas
Director General de Mercados Secundarios
C.N.M.V.
Pº de la Castellana, 19
28046-Madrid

Madrid, 22 de mayo de 2003

Muy Sr. mío:

El Consejo de Administración de Aldeasa, S.A. en su reunión del día 21 de mayo de 2003, ha aceptado la dimisión presentada, debido a motivos personales, por el Consejero Sr. D. Eduardo Sanfrutos Gambín.

A fin de cubrir esta vacante en el seno del Consejo, se ha nombrado Consejero de la Sociedad, por el procedimiento de cooptación, y hasta su ratificación en la próxima Junta General de Accionistas, al Sr. D. Pío Cabanillas Alonso, quien, por estar presente en dicha reunión, ha aceptado expresamente su nombramiento.

Lo que ponemos en conocimiento de esta Comisión, en cumplimiento de lo dispuesto en el Artículo 82 de la Ley de Mercado de Valores.

Sin otro particular le saluda atentamente,

Miguel Calvillo Urabayen

Ayala, 42. 28001 Madrid. Tels.: 91 436 70 15 / 91 436 70 00. Fax: 91 576 68 19


Aldeasa



Comisión Nacional del Mercado de Valores
Pº de la Castellana, 19
28046 - Madrid

Att. Sr. D. Antonio Más
Director Area de Mercados

Madrid, a 27 de mayo de 2003

Muy señor nuestro:

Adjunto le remitimos la convocatoria de la Junta General Ordinaria y Extraordinaria de Accionistas de la Sociedad, que tendrá lugar el próximo día 19 de junio de 2003, en primera convocatoria, y el 20 de junio de 2003 a la misma hora y en el mismo lugar, en segunda convocatoria, así como el Informe de Propuesta de Acuerdos de la Junta.

Asimismo adjuntamos copia de los Informes de Auditoría, Cuentas Anuales e Informe de Gestión, correspondientes al Ejercicio Económico del año 2002, de Aldeasa, S.A. y de su grupo consolidado.

Siguiendo las instrucciones de la Circular 14/1998, incluimos un original y cinco copias de la información antes mencionada para su distribución a los restante Órganos Supervisores.

Atentamente,

Eugenio Andrades Yunta
Director de Estrategia y Planificación

Aldeasa

Miguel Calvillo Urabayen
Consejero Director General


COMISION NACIONAL DEL
MERCADO DE VALORES
24 JUN. 2003
REGISTRO DE ENTRADA
Nº 2003 66365

Sr. D. Antonio Mas
Director General de Mercados Secundarios
C.N.M.V.
Pº de la Castellana, 19
28046-Madrid

Madrid, 23 de junio de 2003

Muy Sr. mío:

A los efectos de lo previsto en el artículo 82 de la Ley 24/1988, de 28 de julio, Reguladora del Mercado de Valores y demás disposiciones complementarias, pongo en conocimiento de esta Comisión el siguiente Hecho Relevante:

En la Junta General Ordinaria y Extraordinaria de Accionistas de Aldeasa, S.A., celebrada el pasado día 20 de junio de 2003, en segunda convocatoria, se aprobaron por unanimidad todos los puntos incluidos en el Orden del Día.

Entre los acuerdos adoptados se procedió a nombrar Consejeros de la Sociedad a D. Tomás Florencio Pascual Gómez-Cuétara; y a la Compañía "Sociedad de Distribución Comercial Aeroportuaria de Canarias, S.L." en la persona de su representante D. Gregorio González-Irún Sánchez, y ratificar en su cargo de Consejero a D. Pío Cabanillas Alonso que fue nombrado por el procedimiento de cooptación en el Consejo de Administración de 21 de mayo de 2003.

Asimismo se aprobó un dividendo extraordinario de 0,13 euros brutos por acción, que se pagará dentro de la primera quincena del mes de julio.

Atentamente,

Miguel Calvillo Urabayen

Aldeasa

Eugenio Andrades
Director de Estrategia y Planificación

Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid


COMISION NACIONAL DEL
MERCADO DE VALORES
26 JUN. 2003
REGISTRO DE ENTRADA
Nº 2003 67182

Att. Sr. D. Antonio Mas
Director Area de Mercado

Madrid, 26 de junio de 2003

Muy señor mío:

La Junta General de Accionistas de Aldeasa, S.A. celebrada el pasado día 20 de junio de 2003, en segunda convocatoria, acordó, por unanimidad, el pago de un dividendo extraordinario de 0,13 euros brutos por acción, que se realizará el próximo día 15 de julio de 2003, de acuerdo con los procedimientos de compensación y liquidación de valores, a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Art. 82 de la Ley del Mercado de Valores.

Atentamente,

Eugenio Andrades Yunta

Ayala, 42. 28001 Madrid. España / Tel.: (+34) 91 436 70 59. Fax: (+34) 91 435 52 00. E-mail: eugenio_andrades@aldeasa.es

Aldeasa

Miguel Calvillo Urabayen
Consejero Director General


COMISION NACIONAL DEL
MERCADO DE VALORES
09 JUL. 2003
REGISTRO DE ENTRADA
Nº 2003 ...70613...

D. Carlos Lázaro Recacha
COMISIÓN NACIONAL DEL MERCADO DE VALORES
Director de Mercados Primarios
Pº de la Castellana, 15-19
28046 Madrid

Madrid, 9 de Julio de 2003

Muy Sr. nuestro:

Con el fin de que puedan actualizar en la Web de esa Comisión los temas contenidos en el apartado "Código de Buen Gobierno" relativos a nuestra empresa, adjunto incluimos en papel, debidamente firmados, los siguientes documentos:

- Información anual sobre la asunción de recomendaciones del Código de Buen Gobierno 2002
- Reglamento del Consejo de Administración (*)
- Reglamento de Conducta (*)

Igualmente incluimos el Reglamento de la Junta General, para cuando habiliten en su Web el apartado correspondiente (*)

(*) Estos documentos les han sido remitidos con anterioridad en formato pdf y ya están colgados como Hechos Relevantes

Con este motivo aprovecho para saludarle atentamente,

Miguel Calvillo Urabayen